UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, Medina, Ohio 44256

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Contents

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-12

ERISA Required Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Signature

Exhibit: Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Audit Committee

RPM International Inc. 401(k) Trust and Plan

Medina, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan (the “Plan”) as of December 31, 2024, and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2015.

Cleveland, Ohio

June 20, 2025

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2024	December 31, 2023
Investments, at fair value	$1,373,816,047	$1,223,507,262

Receivables
Notes receivable from participants	17,640,597	15,630,434
Employer’s contributions	488,339	656,384
Participants’ contributions	950,485	1,245,624
Other receivables	202	—

Total Receivables	19,079,623	17,532,442

NET ASSETS AVAILABLE FOR BENEFITS	$1,392,895,670	$1,241,039,704

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2024

Additions to Net Assets Attributed To:

Contributions
Participants	$61,443,321
Employer	30,344,162
Rollover	10,867,293	$102,654,776

Investment Income
Interest and dividends	24,356,460
Net appreciation in fair value of investments	171,269,264	195,625,724

Interest income on notes receivables from participants		1,311,362

		299,591,862

Deductions from Net Assets Attributed To:

Benefits paid to participants	147,266,257

Deemed distributions	115,193
Administrative expenses	604,009	147,985,459

Net Increase		151,606,403

Transfer of Assets to Plan		249,622
Transfer of Assets from Plan		(59)

		249,563

Net Assets Available for Benefits:
Beginning of year		1,241,039,704

End of year		$1,392,895,670

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted on June 1, 1996, is a defined contribution retirement savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Unless elected otherwise, employees are automatically enrolled into the Plan at a pre-tax contribution rate of 3% as of the first payroll beginning after eligibility requirements are met.

Contributions

Participants may contribute up to 50% of their gross annual compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. Participants may invest up to a limit of 20% per contribution in the Company stock fund. The Plan is a safe harbor 401(k) plan. The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of participant deferrals. The matching Company contribution is invested in the same way the participants invest their own contributions. Contributions are subject to certain limitations, as defined.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings/(losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest of prime rate plus 1.00%. Principal and interest are paid ratably through payroll deductions. Outstanding loans at December 31, 2024 bear interest rates between 4.00% and 9.50%.

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her accounts or regular installments over any period not to exceed ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS).

Plan Expenses

During 2024, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan. The Company directly pays administrative costs associated with participant recordkeeping services for active (non-terminated) participants. Other fees, including individual participant transaction fees and administrative fees specific to terminated and retired participants are debited directly from the accounts of Plan participants. The Company participates in an arrangement that provides for the allocation of substantially all revenue sharing payments on certain funds to Plan participants. During 2024, the administrative expenses exceeded revenue sharing received during the calendar year by $604,009. This amount is shown as Administrative Expenses on the accompanying statement of changes in net assets available for benefits. The Plan uses the forfeitures, in accordance with the Plan document and during 2024 used available forfeitures to offset a portion of Plan recordkeeping fees.

Transfer of Assets to and from the Plan

The Company has completed a number of acquisitions since the inception of the Plan. Typically, the plans of the acquired companies are merged into the Plan. Related assets transferred from these mergers are shown as Transfer of Assets to Plan in the year of the merger. Employees of acquired companies become eligible to participate in the Plan as of the date defined by the applicable amendment and supplemental agreement made to the Plan. Additionally, assets are able to be transferred to and from the Company’s union plan as employees change eligibility.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of RPM International Inc. common stock allocated to the participant’s account. The RPM International Inc. Plan Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions in proportion to how instructed shares voted.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the RPM International Inc. 401(k) Trust and Plan (the Plan) have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gain and losses on investments bought and sold as well as held during the Plan year. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements

The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements.

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual Funds: Valued at quoted prices from an active market, which represents the net asset value (NAV) of shares held by the Plan at year-end.

Company Common Stock: Valued at the closing price reported on the active market on which the security is traded.

Common/Collective Trusts: Valued at NAV based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The Plan provides participants a stable value investment option managed by Fidelity Management Trust Company. The Managed Income Portfolio II of the Fidelity Group is a Commingled Pool that invests in market value securities/global synthetic wraps. The fund is valued using NAV as a practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a 12-month redemption notice period for the Plan level.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

Investments at Fair Value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Mutual Funds	$520,092,331	$—	$—	$520,092,331
Company Common Stock	58,758,424	—	—	58,758,424

Total Assets in the Fair Value Hierarchy	578,850,755	—	—	578,850,755
Investments measured at NAV				794,965,292

Investments at Fair Value	$578,850,755	$—	$—	$1,373,816,047

Investments at Fair Value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Mutual Funds	$462,225,782	$—	$—	$462,225,782
Company Common Stock	59,330,964	—	—	59,330,964

Total Assets in the Fair Value Hierarchy	521,556,746	—	—	521,556,746
Investments measured at NAV				701,950,516

Investments at Fair Value	$521,556,746	$—	$—	$1,223,507,262

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE D - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as determined by the Company.

NOTE E - Income Tax Status

The Plan obtained its latest determination letter on August 10, 2021, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan document has been amended since receiving the determination letter, the Plan Administrator believes that the Plan and related trust are designed and are currently being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F - Related Party and Parties-in-Interest Transactions

Fidelity Management Trust Company (FMTC) is the Plan trustee. Certain Plan investments are managed by FMTC and therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions. As described in Note A, the Plan paid certain expenses related to plan operations and investment activity to various service providers. The plan also issues loans to participants which are secured by the vested balance of the participants’ accounts. These transactions are party-in-interest transactions, which are exempt from prohibited transaction rules.

In addition, at December 31, 2024, the Plan held 477,453 shares of RPM International Inc. common stock valued at $58,758,424. During 2024, there were purchases of $1,818,415, sales of $8,989,738, and interest and dividend income of $952,588 for RPM International Inc. common stock. At December 31, 2023, the Plan held shares of RPM International Inc. common stock valued at $59,330,964.

Transactions involving these investments are allowable party-in-interest transactions under ERISA.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE G - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Given the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

NOTE H - Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred after December 31, 2024, through June 20, 2025, the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 011

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value at December 31, 2024

	Mutual Funds
	Vanguard Institutional Index Plus	Registered investment company	**	$135,368,192
	American Funds Washington Mutual Investors Class R6	Registered investment company	**	73,040,147
	Vanguard Mid-Cap Index Fund	Registered investment company	**	53,841,078
	Janus Henderson Balanced Fund Class N	Registered investment company	**	52,103,907
	Vanguard Total International Stock Institutional Class	Registered investment company	**	41,530,818
	Vanguard Total Bond Market Index Fund	Registered investment company	**	39,590,138
	MFS Mid Cap Growth Fund Class R6	Registered investment company	**	37,543,286
	Vanguard Small-Cap Index Fund	Registered investment company	**	28,677,578
	Artisan International Value Fund Institutional Class	Registered investment company	**	23,072,973
*	Fidelity Government Income Fund	Registered investment company	**	13,650,169
	American Funds EuroPacific Growth Class R6	Registered investment company	**	12,243,883
	Vanguard Cash Reserves Federal Money Market Fund	Registered investment company	**	5,321,718
	PGIM Global Total Return Fund Class R6	Registered investment company	**	4,106,451
*	Fidelity Government Money Market K6	Registered investment company	**	1,993

	Total Mutual Funds			520,092,331

	Common/Collective Trusts
*	Fidelity Contrafund Commingled Pool	Common/collective trusts	**	$137,416,040
	Harbor Capital Appreciation Fund CIT 4	Common/collective trusts	**	123,032,228
	Vanguard Target Retirement 2040 Trust II	Common/collective trusts	**	90,723,414
	Vanguard Target Retirement 2030 Trust II	Common/collective trusts	**	74,008,020
	Vanguard Target Retirement 2035 Trust II	Common/collective trusts	**	57,671,436
	Vanguard Target Retirement 2045 Trust II	Common/collective trusts	**	57,358,863
*	Fidelity Managed Income Portfolio II Class 4	Common/collective trusts	**	52,800,676
	Vanguard Target Retirement 2050 Trust II	Common/collective trusts	**	51,005,226
	Vanguard Target Retirement 2025 Trust II	Common/collective trusts	**	46,453,322
	Vanguard Target Retirement 2055 Trust II	Common/collective trusts	**	39,847,147
	Vanguard Target Retirement 2060 Trust II	Common/collective trusts	**	19,322,234
	Prudential Core Plus Bond Fund Class 3	Common/collective trusts	**	19,106,241
	Vanguard Target Retirement 2020 Trust II	Common/collective trusts	**	11,529,705
	Vanguard Target Retirement 2065 Trust II	Common/collective trusts	**	7,474,593
	Vanguard Target Retirement Income Trust II	Common/collective trusts	**	7,216,147

	Total Common/Collective Trusts			794,965,292

	Employer Securities
*	RPM International Inc.	Company stock	**	58,758,424

	Total Investments			$1,373,816,047

*	Participant loans	Loans (4.00% to 9.50%)	—	$17,640,597

*	Denotes an allowable party in interest

**	Cost is not required to be disclosed for participant-directed investments.

EXHIBIT INDEX

23.1	Consent of BDO USA, P.C.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen B. Kastner
Janeen B. Kastner, Vice President—Corporate
Benefits & Risk Management

Date: June 20, 2025